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                                                               EXHIBIT (a)(5)(B)
                  [LETTERHEAD OF HOOKER FURNITURE CORPORATION]

                                 August 9, 2000

Dear Shareholders of Hooker Furniture Corporation:

   The Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") for the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP"), sponsored by Hooker Furniture Corporation, is offering to purchase for cash up to 1,800,000 shares of Hooker's common stock, or 23.63% percent of our 7,617,298 outstanding shares.

   The Board of Directors of Hooker has approved the tender offer. However, neither Hooker nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, as well as certain beneficial owners of more than five percent of Hooker's common stock, have advised Hooker that they intend to tender shares in the tender offer.

   You may tender all or only a portion of your shares subject to the terms and conditions of the tender offer, including the proration provisions. The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the enclosed materials.

   Corporate Investor Communications, Inc., the information agent for the tender offer, may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Corporate Investor Communications, Inc. at the telephone number set forth below.

   Any shareholder whose shares are properly tendered directly to First Union National Bank, the depositary for the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer.

   The tender offer will expire at 5:00 p.m., New York City time, on Friday, September 8, 2000, unless extended by U.S. Trust Company, N.A., the Trustee of the ESOP Trust. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Corporate Investor Communications, Inc., the information agent for the tender offer, at (888) 512-3273, or First Union National Bank, the depositary for the tender offer, at
(800) 829-8432.


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   A feature of the tender offer that may be attractive to you is the opportunity for qualifying shareholders to defer taxation of the capital gains on the sale of their shares. You may qualify under Section 1042 of the Internal Revenue Code to defer paying tax on the gain from the sale of your shares to the ESOP Trust if you reinvest the sales proceeds in "qualified replacement property" and satisfy certain other requirements. If you meet these requirements, the gain that would have been taxed at the time of the sale would instead be taxed at the time you dispose of the qualified replacement property. This tax treatment will apply only if you make an affirmative election for it to apply and a number of other requirements are met. If you are also a participant in the ESOP, and you make an election to have Section 1042 of the Internal Revenue Code apply to the sale of your shares, you and certain of your relatives who participate in the ESOP, will be prohibited for a specified period of time from receiving allocations under the ESOP of shares purchased by the ESOP Trust in the tender offer. In addition, shareholders who own (directly or by attribution) more than 25% of Hooker's shares and who participate in the ESOP will be prohibited from receiving an allocation of shares purchased in the tender offer if any shareholder elects Section 1042 treatment. Please refer to the enclosed offer to purchase for more information regarding the Section 1042 election.

   PaineWebber Incorporated will hold informational meetings for Hooker shareholders at Piedmont Arts Association, 215 Starling Avenue, Martinsville, Virginia, at the following dates and times to provide information and answer questions related to the Section 1042 election and to review investment options available to you should you decide to tender shares in the offer:

  .  Tuesday, August 22, 20008:30 a.m. -12:00 p.m.; and

  .  Tuesday, August 22, 20002:00 p.m. -5:30 p.m.

   PaineWebber will also have representatives available to meet with shareholders individually by appointment on Wednesday, August 23. To arrange for an appointment , please call Debbie Lawless at Hooker Furniture Corporation at (540) 656-3308.

   While the Company has invited PaineWebber to host these informational meetings, neither Hooker nor the Trustee of the ESOP Trust has authorized PaineWebber to solicit tenders of shares under the tender offer or make any recommendation as to whether you should tender or refrain from tendering your shares in the tender offer. Further, PaineWebber will not be acting as your investment or tax advisor at these informational meetings. We urge you to review the offer with your own financial, tax and/or legal advisor(s).

   Again, we encourage you to read carefully the enclosed material.

   As always, we appreciate your interest in Hooker Furniture Corporation.

                                          Sincerely,

                                          /s/ J. Clyde Hooker, Jr.

                                          J. Clyde Hooker, Jr.
                                          Chairman and Chief Executive Officer